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RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66553

AB 3/11/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FNBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Park Place, Suite 380
(No. and Street)

Homewood	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Boudreaux — 225-231-5011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

701 Poydras Street, Suite 3700	New Orleans	Louisiana	70139-3700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH

I, Laura Boudreaux, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FNBB Capital Markets, LLC, as of December 31, 2005 and 2004, and for the year ended December 31, 2005, and the period January 13, 2004 through December 31, 2004, are true and correct. I further swear that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President

Title

(Notary Public)

FNBB CAPITAL MARKETS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FNBB Capital Markets, LLC

(S.E.C. I.D. No. 66553)

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, and the Period January 13, 2004 Through December 31, 2004, Supplemental Schedules as of December 31, 2005, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the following financial statements of FNBB Capital Markets, LLC (a wholly owned subsidiary of First National Bankers' Bankshares, Inc.) (the "Company") as of December 31, 2005 and 2004, and for the year ended December 31, 2005, and period January 13, 2004 through December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005, and the period January 13, 2004 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 16, 2006

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 77,787	$ 30,476
Receivables from broker	1,579	
Prepaid expenses	2,230	
Total current assets	81,596	30,476
FURNITURE AND EQUIPMENT—Net	6,573	
TOTAL	$ 88,169	$ 30,476
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES—Due to affiliate	$ 20,000	$ -
MEMBER'S EQUITY:		
Contributed capital	140,000	60,000
Accumulated deficit	(71,831)	(29,524)
Total member's equity	68,169	30,476
TOTAL	$ 88,169	$ 30,476

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2005, AND THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

	2005	2004
REVENUES:		
Commissions	$ 10,628	$ -
Administrative service fees	4,549	
Interest income	163	
Total revenues	15,340	-
EXPENSES:		
Consulting fees	29,516	23,579
Accounting and auditing fees	14,500	
Licenses and fees	10,434	
Depreciation expense	111	
Other expenses	3,086	5,945
Total expenses	57,647	29,524
LOSS BEFORE INCOME TAXES	(42,307)	(29,524)
INCOME TAXES		
NET LOSS	$ (42,307)	$ (29,524)

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005, AND THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (42,307)	$ (29,524)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	111	
Changes in operating assets and liabilities:		
Receivables from broker	(1,579)	
Prepaid expenses	(2,230)	
Due to affiliate	20,000	
Net cash used in operating activities	(26,005)	(29,524)
CASH FLOWS USED IN INVESTING ACTIVITIES—Purchases of furniture and equipment	(6,684)	
CASH FLOWS FROM FINANCING ACTIVITIES—Proceeds from contributed capital	80,000	60,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	47,311	30,476
CASH AND CASH EQUIVALENTS—Beginning of year	30,476	
CASH AND CASH EQUIVALENTS—End of year	$ 77,787	$ 30,476

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005, AND THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

	Contributed Capital	Accumulated Deficit	Total
BALANCE—January 13, 2004	$ -	$ -	$ -
Proceeds from contributed capital	60,000		60,000
Net loss		(29,524)	(29,524)
BALANCE—December 31, 2004	60,000	(29,524)	30,476
Proceeds from contributed capital	80,000		80,000
Net loss		(42,307)	(42,307)
BALANCE—December 31, 2005	$ 140,000	$ (71,831)	$ 68,169

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005, AND THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of the Company—FNBB Capital Markets, LLC (the "Company") is a National Association of Securities Dealers, Inc. ("NASD") registered broker/dealer under the Securities Exchange Act of 1934. The Company was capitalized on January 13, 2004. The Company received its approval to begin operations on December 10, 2004; however, it did not begin to service brokerage deals until January 2005. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Prior to July 28, 2005, FNBB Capital Markets, LLC was a limited liability company whose sole member was First National Bankers Bank ("FNBB"). Because FNBB is a wholly owned subsidiary of First National Bankers' Bankshares, Inc., the Company is effectively a wholly owned subsidiary of First National Bankers' Bankshares, Inc. (the "Parent").

Effective July 28, 2005, in order to allow the Company to offer services to customers other than member banks of FNBB due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to the Parent, and coincident therewith, the Parent became the sole member of the Company. The Company was approved by the NASD in November 2005 to offer the sale of general securities products to individual and corporate customers. In March 2005, the Company executed an agreement with a third-party clearing broker/dealer to carry customer accounts and to accept customer funds and securities; however, the Company did not execute any transactions related to this new service line until February 2006.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and interest-bearing deposits.

Receivables From Broker—Receivables from broker consist of receivables related to fees earned on the sale of retirement products.

Furniture and Equipment—Net—Furniture and equipment is recorded at cost. Depreciation is recorded on a straight-line basis using an estimated useful life of ten years. Accumulated depreciation was $111 at December 31, 2005, and there was no accumulated depreciation at December 31, 2004.

Commissions—Commissions consist of dealer commissions generated on securities transactions.

Administrative Service Fees—Administrative service fees consist of fee income earned on the sale of retirement products consisting of mutual fund investments based on specified percentages of the net asset values for each fund at the end of each quarter.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes—Since the Company is a limited liability company, it is not subject to income taxes as the Parent reports the Company's income on its return.

2. RELATED-PARTY TRANSACTIONS

The Company operates in facilities that are owned by its parent. The parent did not charge rent expense in 2005 and 2004. In addition, certain operating expenses, including salaries and benefits, telephone, and utilities, were absorbed by the Company's Parent in 2005 and 2004.

The Company has amounts due to affiliate at December 31, 2005, of $20,000 related to consulting fees paid by the affiliate on behalf of the Company. In addition, $5,000 of internal auditing expenses were paid to an affiliate during 2005.

3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005, the Company had net capital of $39,366, which was $(10,634) deficient of its required net capital of $50,000 as of December 31, 2005. The Company had aggregate indebtedness of $20,000 at December 31, 2005. On January 12, 2006, additional capital contributions of $100,000 were made by the member to correct the capital deficiency.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The NASD has allowed the Company to use the Parent's fidelity bond in the amount of $20,000.

* * * * * *

FNBB CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

	Per Audited Financials	Per Unaudited Focus Report	Difference
NET CAPITAL:			
Total member's equity	$ 68,169	$ 84,360	$ (16,191)
Less nonallowable assets:			
Furniture and equipment—net	(6,573)	(6,573)	
Prepaid expenses	(2,230)		(2,230)
Fidelity bond	(20,000)	(20,000)	
NET CAPITAL	$ 39,366	$ 57,787	$ (18,421)
AGGREGATE INDEBTEDNESS	$ 20,000	$ -	$ 20,000
NET CAPITAL REQUIREMENT—Greater of $50,000 or 6⅔% of aggregate indebtedness	$ 50,000	$ 50,000	
(DEFICIENCY) EXCESS NET CAPITAL	$ (10,634)	$ 7,787	
RATIO—Aggregate indebtedness to net capital	.51 to 1	-	

The above computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed by the Company with the Securities and Exchange Commission in January 2006. The differences primarily relate to audit adjustments to prepaid expenses, receivables from brokers, and amounts due to an affiliate, which affected member's equity.

FNBB CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

February 16, 2006

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

In planning and performing our audit of the financial statements of FNBB Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2005 (on which we have issued our report thereon dated February 16, 2006), we considered its internal control including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or fraud in amounts that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period:

> The Focus Reports for March, June, September and December 2005 were not prepared on an accrual basis of accounting, and, therefore, the Company was not in compliance with the Commission's Uniform Net Capital Rule. On February 16, 2006, the Company corrected its basis of accounting. In addition, on January 12, 2006, the Company made a capital contribution of $100,000 to meet and bring the Company into compliance with the minimum net capital requirements of Rule 15c3-1.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2005 financial statements; however, this report does not affect our report dated February 16, 2006, on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5g under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP